SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of	March	2018
Commission File Number	001-36458

Neovasc Inc.
(Translation of registrant’s name into English)
Suite 5138 – 13562 Maycrest Way Richmond, British Columbia, Canada V6V 2J7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	News Release dated March 28, 2018 - Neovasc Announces Results for the Fourth Quarter and Fiscal Year 2017

Document 1

Neovasc Announces Results for the Fourth Quarter and Fiscal Year 2017

NASDAQ, TSX: NVCN

VANCOUVER, March 28, 2018 /CNW/ - Neovasc Inc. ("Neovasc" or the "Company") (NASDAQ, TSX: NVCN), a leader in the development of minimally invasive transcatheter mitral valve replacement technologies and the Reducer therapy for Refractory Angina, today announced financial results for the fourth quarter and fiscal year ended December 31, 2017 (all figures in U.S. dollars unless otherwise indicated).

"Since joining Neovasc in late January, I have been evaluating the Company's current clinical and commercial activities, as well as organizational and financial matters. We are making adjustments to these programs and have started to implement a broader turnaround strategy designed to more effectively create value for our patients, customers, shareholders and employees, while bringing our innovative products to market," commented Fred Colen, Neovasc's Chief Executive Officer. "We still face challenges, however, I believe that our innovative and promising products, as well as the determination of our team, will lead us to long-term success."

"We have three specific tasks to focus on, in order to recognize the potential of our Tiara and Reducer products. Our goal is to expand on the foundation we established in Europe and on the growing enthusiasm in the market for the Reducer therapy, based on the initial, promising clinical experiences. We also remain pleased with the clinical results to-date from the first 50 Tiara implants, with ongoing enrollment in our Tiara I and II studies, as well as the initiation of the development of the transfemoral, trans-septal version of Tiara," concluded Colen.

The Tiara Mitral Valve
The Tiara™ (the "Tiara") Mitral Valve has shown its potential as a viable clinical treatment in the early results of the Company's clinical science programs, as well as in compassionate use cases for patients with severe Mitral Regurgitation and enlarged left ventricles, in patients who are considered to be at high risk for surgery.

Neovasc will continue to focus on enrolling patients in the European Tiara II CE Mark clinical study. To date, 12 patients have been enrolled in this study, with an additional two patients scheduled for implantation and several other patients currently under evaluation for eligibility. The 30-day survival rate in the first 49 patients is 44 of 49, or 90%. There were 21 cases performed in 2017, each of which was a technical success (100%), and had a 90% survival rate at 30 days.

The European Tiara II CE Mark clinical study is on track to allow the Company to apply for CE Mark approval in approximately 2020. In an effort to streamline and increase patient enrollment for this trial, the Company has worked hard to establish an easy-to-use, local pre-screening process and tool, which has recently been completed and is now being implemented in Europe. Neovasc has also increased its field clinical engineering support in Europe, which will provide greater "on the ground" support to the sites and streamline the screening process by reducing the time it takes from initially identifying a patient to the time of implantation.

Simultaneously, Neovasc is in the process of recruiting and qualifying additional clinical study sites in Germany, the UK, Spain and Israel. The Company currently has ten clinical sites: five in Germany, three in Italy and two in the UK. Neovasc will seek to add six clinical sites in the first list of countries over the course of the next few months, and is in early-stage discussions on additional clinical study sites in Germany and one in the Netherlands.

The Reducer
The Neovasc Reducer™ (the "Reducer") has a solid market opportunity as implant rates start to gain traction in Europe and the Middle East. The commercial progress for the Reducer in the first 2018 quarter to-date has been encouraging with a 41% increase in implants compared to the same time-period of 2017. The Company plans to further increase that momentum to achieve a doubling of implants in EMEA in 2018 over 2017. A key factor for success and growth is the NUB 1 status for new therapies in Germany, which the Reducer received at the end of January 2018.

The Company continues to enroll in the Reducer I clinical study and is exploring options for initiating of the COSIRA-II IDE study, an approximately 380-patient study to be conducted at up to 35 centers in the United States, which was recently approved by the FDA in late 2017.

Results for the quarters ended December 31, 2017 and 2016

Revenues
Revenues decreased 43% to $5,389,014 for the year ended December 31, 2017, compared to revenues of $9,512,796 for the same period in 2016. The Company continues to focus its business away from its traditional revenue streams and towards the development and commercialization of its own products, the Reducer and the Tiara. In December 2017, the Company closed its contract manufacturing and consulting services.

Sales of the Reducer for the year ended December 31, 2017 were $1,128,126, compared to $1,004,948 for the same period in 2016, representing an increase of 12%. While the Company is disappointed by this top line growth, management can point to a 38% increase in implantations from 174 in 2016 to 240 in 2017 as a sign that the underlying business is growing. Importantly, in the fourth quarter of 2017, the Company reported a doubling of the implant rate as compared to the same period in 2016. The Company expects that orders from our distributors, and our recorded revenue, will trend toward this underlying growth rate in the coming periods. The Company recognizes that future revenues may be unstable before the Reducer becomes widely adopted. The continued success of the commercialization of the Reducer will be dependent on the amount of internal resources allocated to the product, obtaining appropriate reimbursement codes in various territories and correctly managing the referrals process.

Contract manufacturing revenues for the year ended December 31, 2017 were $949,379, compared to $3,746,521 for the same period in 2016, representing a decrease of 75%. The decrease in revenue for the year ended December 31, 2017 compared to the same period in 2016 is primarily due to the loss of Boston Scientific Corporation ("Boston Scientific") as a customer. Revenues from consulting services for the year ended December 31, 2017 were $3,311,509, compared to $4,761,327 for the same period in 2016, representing a decrease of 30%. This decline is indicative of the trend the Company was seeing in consulting service revenue prior to closing its consulting services.

Cost of Goods Sold
The cost of goods sold for the year ended December 31, 2017 was $3,477,821, compared to $7,091,761 for the same period in 2016. The overall gross margin for the year ended December 31, 2017 was 35%, compared to 25% gross margin for the same period in 2016. The Company has seen its gross margins increase due to a change in the product mix as Reducer revenues reflect an increasing proportion of the overall revenues.

Expenses
Total expenses for the year ended December 31, 2017 were $34,060,101, compared to $39,243,928 for the same period in 2016, representing a decrease of $5,183,857 or 13%. The decrease in total expenses for the year ended December 31, 2017 compared to the same period in 2016 reflects a $3,498,004 reduction in general and administrative expenses (of which, $10,377,241 relates to a decrease in litigation expenses offset by expenses related to the 2017 Financings (as defined below) of $5,447,182) and a $1,875,411 decrease in product development and clinical trial expenses to preserve cash resources.

Selling expenses for the year ended December 31, 2017 were $886,226, compared to $696,638 for the same period in 2016, representing an increase of $189,588, or 27%. The increase in selling expenses for the year ended December 31, 2017 compared to the same period in 2016 reflects an increase in costs incurred for commercialization activities related to the Reducer. The Company continues to minimize its selling expenses in the light of the impact of litigation on the cash resources of the Company.

General and administrative expenses for the year ended December 31, 2017 were $15,684,783, compared to $19,182,787 for the same period in 2016, representing a decrease of $3,498,004, or 18%. The decrease in general and administrative expenses for the year ended December 31, 2017 compared to the same period in 2016 can be substantially explained by a $10,759,788 decrease in litigation expenses, partially offset by an increase in expenses related to the 2017 Financings of $5,447,182.

Product development and clinical trial expenses for the year ended December 31, 2017 were $17,489,092 compared to $19,364,503 for the same period in 2016, representing a decrease of $1,875,411, or 10%. The decrease in product development and clinical trial expenses for the year ended December 31, 2017 was the result of a decision and need to preserve cash resources until the decision from the Appeals Court in the primary U.S. litigation with CardiAQ was final.

Other Income and Loss
The other income for the year ended December 31, 2017 was $9,724,615, compared to a loss of $49,471,477 for the same period in 2016, an increase in other income of $59,196,092. The increase in the other income can be substantially explained by a $111,781,096 damages provision in relation to the Company's litigation with CardiAQ charged in year ended December 31, 2016 and an offsetting $65,095,733 gain on sale of assets related to an agreement with Boston Scientific in the same year. The accounting treatment of the 2017 Financings resulted in a $7,380,102 net gain and foreign exchange changes accounted for a $5,690,603 gain between the years.

Losses
The operating losses and comprehensive losses for the year ended December 31, 2017 were $22,908,721 and $24,859,117, respectively, or $0.28 basic and diluted loss per share, as compared with losses of $86,494,893 and $82,397,922, respectively, or $1.28 basic and diluted loss per share, for the same period in 2016.

The $63,870,077 decrease in the operating loss incurred for the year ended December 31, 2017 compared to the same period in 2016 is mostly attributable to a $111,781,096 damages provision in relation to the Company's primary U.S. litigation with CardiAQ that was charged in year ended December 31, 2016 and an offsetting gain of $65,095,733 on the sale of assets related to an agreement with Boston Scientific in the same year. The accounting treatment of the 2017 Financings resulted in a net $7,380,102 gain and foreign exchange changes accounted for a $5,690,603 gain between the years. In addition, there was a $3,498,004 reduction in general and administrative expenses, of which $10,377,241 relates to a decrease in litigation expenses offset by expenses related to the 2017 Financings of $5,447,182, and a decrease of in product development and clinical trial expenses of $1,875,411.

Discussion of Liquidity and Capital Resources
Neovasc finances its operations and capital expenditures with cash generated from operations and equity, and debt financings. As at December 31, 2017, the Company had cash and cash equivalents of $17,507,157 compared to cash and cash equivalents of $22,954,571 as at December 31, 2016. The Company will require significant additional financing in order to continue to operate its business. There can be no assurance that such financing will be available on favorable terms, or at all, and the Company's outstanding Warrants and Notes (as defined below) will make raising this capital more difficult. These circumstances create material uncertainty and cast substantial doubt about the Company's ability to continue as a going concern.

The Company has paid the $112 million litigation damages associated with the primary U.S. CardiAQ litigation and there is no provision for litigation damages as of December 31, 2017.

Outstanding Share Data
On November 17, 2017, the Company completed an underwritten offering of 6,609,588 Series A units and 19,066,780 Series B units of the Company, at a price of $1.46 per Unit for gross proceeds of approximately $37,487,497 (the "2017 Public Transaction"). Concurrent with the 2017 Public Transaction, the Company completed a private placement for the sale of $32,750,000 aggregate principal amount of senior secured convertible notes (the "Notes") and Series E warrants of the Company (the "2017 Private Placement", and together with the 2017 Public Transaction, the "2017 Financings"). The proceeds from the 2017 Financings were mostly applied towards damages and interest awards associated with the primary U.S. CardiAQ litigation.

On January 30, 2018, the remaining 1,698,841 Series D warrants issued pursuant to the 2017 Public Transaction were exercised for gross proceeds of $16,699 and 1,698,841 shares were issued from treasury.

As of March 28, 2018, of the 25,676,368 Series B warrants initially issued pursuant to the 2017 Public Transaction (the "Series B Warrants"), 11,170,788 had been exercised using the cashless alternative net number mechanism for 149,350,096 common shares of the Company and of the 22,431,506 Series F Warrants initially issued pursuant to the 2017 Public Transaction (the "Series F Warrants"), 21,041,660 had been exercised using the cashless alternative net number mechanism for 223,427,286 common shares of the Company. As of March 28, 2018, there were 14,505,580 Series B Warrants and 1,389,846 Series F Warrants outstanding.

As at March 28, 2018, the Company had 477,441,751 common voting shares issued and outstanding. Further, the following securities are convertible into common shares of the Company: 9,419,117 stock options with a weighted average price of C$3.13, 74,277,272 warrants and a convertible note that could convert into 22,431,507 common shares (not taking into account the alternate net number mechanism in the Series B Warrants and Series F Warrants or the alternate conversion price mechanism in the Notes). Our fully diluted share capital as of the same date is 583,569,647. Our fully diluted share capital, adjusted on the assumption that all the remaining Series B Warrants and Series F Warrants are exercised using the cashless alternative net number mechanism and the outstanding Notes are exercised using the alternate conversion price at the closing price on March 27, 2018 is 1,519,760,607.

For description of the terms of the securities issued pursuant to the 2017 Financings, see the forms of warrants and note previously filed on SEDAR and with the SEC on Form 6-K and the prospectus supplement previously filed on SEDAR and with the SEC. For a description of the risks associated with the securities issued pursuant to the 2017 Financings, the amount of such securities exercised to date and the dilution to date caused by such exercises, see the Company's Annual Information Form, which is available on SEDAR at www.sedar.com and on Form 6-K furnished with the SEC at www.sec.gov.

The Company prepares its consolidated financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Neovasc's 2017 Annual Information Form, Management's Discussion and Analysis and Consolidated Financial Statements and related notes will be posted on the Company's website at www.neovasc.com and will be filed on SEDAR and with the SEC on Form 6-K. In addition to the summary contained herein, readers are encouraged to review the full disclosure in these documents. The Company's Annual Report on Form 20-F will be filed with the SEC by April 30, 2018.

Conference Call and Webcast information
Neovasc will be hosting a conference call today at 4:30 pm ET to discuss these results. To participate in the conference, dial 800-281-7973 (domestic) or 323-794-2093 (international) and use passcode 4395026#. A recording of the call will be available until April 10, 2018 by calling 844-512-2921 or 412-317-6671 and using passcode 4395026#. A link to the live and archived audio webcast of the conference call will also be available on the Presentations and Events page of the Investors section of Neovasc's website at www.neovasc.com.

NEOVASC INC.
Consolidated Statements of Financial Position
As at December 31,
(Expressed in U.S. dollars)

	2017	2016	2015

ASSETS
Current assets
Cash and cash equivalents	$17,507,157	$22,954,571	$55,026,171
Cash held in escrow	-	70,000,000	-
Accounts receivable	1,334,923	3,117,474	1,736,941
Inventory	398,556	196,723	598,136
Prepaid expenses and other assets	802,366	505,340	146,590
Total current assets	20,043,002	96,774,108	57,507,838

Non-current assets
Restricted cash	478,260	449,760	-
Property, plant and equipment	1,685,181	1,585,635	3,720,556
Total non-current assets	2,163,441	2,035,395	3,720,556

Total assets	$22,206,443	$98,809,503	$61,228,394

LIABILITIES AND EQUITY
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$1,844,955	$2,490,943	$3,232,971
Damages provision	-	111,781,096	-
Convertible Note	4,261,597	-	-
Derivative liability from financing	19,997,345	-	-
Total current liabilities	26,103,897	114,272,039	3,232,971

Non-Current Liabilities
Convertible Note	15,745,962	-	-
Derivative liability from financing	16,831,685	-	-
Total non-current liabilities	32,577,647	-	-

Total liabilities	$58,661,544	$114,272,039	$3,232,971

Equity
Share capital	$171,803,816	$168,712,673	$161,505,037
Contributed surplus	23,056,846	22,301,437	20,569,110
Accumulated other comprehensive loss	(6,643,436)	(4,693,040)	(8,790,011)
Deficit	(224,692,327)	(201,783,606)	(115,288,713)
Total equity	(36,475,101)	(15,462,536)	57,995,423

Total liabilities and equity	$22,206,443	$98,809,503	$61,228,394

NEOVASC INC.
Consolidated Statements of Loss and Comprehensive Loss
For the years ended December 31,
(Expressed in U.S. dollars)

	2017	2016	2015

REVENUE
Reducer	$1,128,126	$1,004,948	$526,412
Product sales	-	-	353,736
Contract manufacturing	949,379	3,746,521	3,236,978
Consulting services	3,311,509	4,761,327	5,812,814
	5,389,014	9,512,796	9,929,940

COST OF GOODS SOLD	3,477,821	7,091,761	6,938,134
GROSS PROFIT	1,911,193	2,421,035	2,991,806

EXPENSES
Selling expenses	886,226	696,638	655,669
General and administrative expenses	15,684,783	19,182,787	13,913,076
Product development and clinical trials expenses	17,489,092	19,364,503	17,181,395
	34,060,101	39,243,928	31,750,140

OPERATING LOSS	(32,148,908)	(36,822,893)	(28,758,334)

OTHER INCOME/(EXPENSE)
Interest income	355,806	177,761	577,006
Interest expense	-	-	(2,538)
Damages provision	(738,021)	(111,781,096)	-
Gain on sale of assets	-	65,095,733	-
Gain/(loss) on foreign exchange	2,726,728	(273,746)	1,620,727
Unrealized gain on derivative liability and convertible note	10,732,089	-	-
Amortization of deferred loss	(3,351,987)	-	-
Foreign exchange loss on damages provision	-	(2,690,129)	-
	9,724,615	(49,471,477)	2,195,195
LOSS BEFORE TAX	(22,424,293)	(86,294,370)	(26,563,139)

Tax expense	(484,428)	(200,523)	(167,351)

LOSS FOR THE YEAR	$(22,908,721)	$(86,494,893)	$(26,730,490)

OTHER COMPREHENSIVE (LOSS)/GAIN FOR THE YEAR Items that will be reclassified subsequently to profit or loss
Exchange difference on translation for other than damages provision	(1,950,396)	1,406,842	(8,386,205)
Exchange difference on translation for damages provision	-	2,690,129	-
	(1,950,396)	4,096,971	(8,386,205)

LOSS AND OTHER COMPREHENSIVE LOSS FOR THE YEAR	$(24,859,117)	$(82,397,922)	$(35,116,695)

LOSS PER SHARE
Basic and diluted loss per share	$(0.28)	$(1.28)	$(0.41)

Consolidated Statements of Cash Flows
For the years ended December 31,
(Expressed in U.S. dollars)

	2017	2016	2015
OPERATING ACTIVITIES
Loss for the year	$(22,908,721)	$(86,494,893)	$(26,730,490)
Adjustments for:
Depreciation	534,545	755,734	503,709
Share-based payments	2,484,542	1,810,111	4,114,165
Damages provision	738,021	111,781,096	-
Gain on sale of assets	-	(65,095,733)	-
Unrealized gain on derivative liability and convertible note	(10,732,089)	-	-
Amortization of deferred loss	3,351,987	-	-
Income tax expense	484,428	200,523	-
Interest income	(355,806)	(177,761)	(609,493)
Interest expense	-	-	2,538
	(26,403,093)	(37,220,923)	(22,719,571)
Net change in non-cash working capital items:
Accounts receivable	1,907,768	(1,357,201)	(442,585)
Inventory	(174,392)	(470)	(269,605)
Prepaid expenses and other assets	(235,366)	(221,973)	31,592
Accounts payable and accrued liabilities	(1,046,664)	(842,360)	1,527,656
Damages Provision	(112,519,117)	-	-
	(112,067,771)	(2,422,004)	847,058
Income tax and Interest paid and received:
Income tax paid	(255,118)	(326,492)	-
Interest received	112,036	175,260	592,093
Interest paid	-	-	(2,538)
	(143,082)	(151,232)	589,555
Net cash applied to operating activities	(138,613,946)	(39,794,159)	(21,282,958)

INVESTING ACTIVITES
Decrease/(increase) in restricted cash	2,520	(449,760)	-
Decrease/(increase) in cash held in escrow	70,000,000	(70,000,000)	-
Redemption of guaranteed investment certificates	-	-	9,322,492
Purchase of property, plant and equipment	(505,667)	(656,170)	(2,143,128)
Proceeds from sale of assets	-	67,741,740	-
Net cash from / (applied to) investing activities	69,496,853	(3,364,190)	7,179,364

FINANCING ACTIVITIES
Repayment of long-term debt	-	-	(164,364)
Proceeds from private placements and public offerings	-	7,054,660	69,879,210
Proceeds from exercise or warrants	18,750	-	-
Proceeds from financing before fees	65,324,997	-	-
Proceeds from exercise of options	234,952	75,192	1,090,092
Net cash from financing activities	65,578,699	7,129,852	70,804,938

NET CHANGE IN CASH AND CASH EQUIVALENTS	(3,538,394)	(36,028,497)	56,701,344
CASH AND CASH EQUIVALENTS
Beginning of the year	22,954,571	55,026,171	5,193,561
Exchange difference on cash and cash equivalents	(1,909,020)	3,956,897	(6,868,734)
End of the year	$17,507,157	$22,954,571	$55,026,171
Represented by:
Cash	17,507,157	13,961,537	7,860,728
Cashable high interest savings accounts	-	8,993,034	25,490,443
Cashable guaranteed investment certificates	-	-	21,675,000
	$17,507,157	$22,954,571	$55,026,171

About Neovasc Inc.
Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace. Its products include the Neovasc Reducer™, for the treatment of refractory angina, which is not currently available in the United States and has been available in Europe since 2015, and the Tiara™, for the transcatheter treatment of mitral valve disease, which is currently under clinical investigation in the United States, Canada and Europe. For more information, visit: www.neovasc.com.

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws regarding the Company's plans and expectations concerning implementing a turnaround strategy to create value and bring its products to market, its products leading it to long-term success, expanding enthusiasm for the Reducer, future enrollment in the Tiara I and II studies, the development of a transfemoral, trans-septal version of Tiara, the viability of the Tiara as a clinical treatment, the Company's ability to complete the Tiara II study and timing of any application for CE Mark approval, the Company's ability to support additional clinical sites in Europe and to reduce time between when a site identifies a patient to when they are enrolled, the Company's ability to recruit additional clinical sites for the Tiara II study, the opportunity for the Reducer to gain traction in Europe and the Middle East, the Company's plan to double the number of implants in EMEA in 2018 over 2017, the Company's ability to initiate the COSIRA-II IDE study, the Company's ability to minimize selling expenses to preserve cash resources, the Company's ability to raise significant additional financing in order to continue to operate its business, and the shares issuable upon exercise or conversion of the warrants (the "Warrants") and notes (the "Notes") issued pursuant to the 2017 Financings. Words and phrases such as "believe", "goal", "ongoing", "potential", "on track", "plan", "initiating", "may", "intends", "expect", "could", "continue" and "will", and similar words or expressions, are intended to identify these forward-looking statements. Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. Many factors and assumptions could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the substantial doubt about the Company's ability to continue as a going concern; risks relating to the Warrants and Notes issued pursuant to the 2017 Financings, resulting in significant dilution to the Company's shareholders; risks relating to the Company's need for significant additional future capital and the Company's ability to raise additional funding; risks relating to cashless exercise and adjustment provisions in the Warrants and Notes issued pursuant to the 2017 Financings, which could make it more difficult and expensive for the Company to raise additional capital in the future and result in further dilution to investors; risks relating to the sale of a significant number of common shares of the Company; risks relating to the exercise of Warrants or conversion of Notes issued pursuant to the 2017 Financings, which may encourage short sales by third parties; risks relating to the possibility that the Company's Common Shares may be delisted from the Nasdaq or the TSX, which could affect their market price and liquidity; risks relating to the Company's Common Share price being volatile; risks relating to the influence of significant shareholders of the Company over the Company's business operations and share price; risks relating to the Company's significant indebtedness, and its effect on the Company's financial condition; risks relating to claims by third parties alleging infringement of their intellectual property rights; risks relating to lawsuits that the Company is subject to, which could divert the Company's resources and result in the payment of significant damages and other remedies; the Company's ability to establish, maintain and defend intellectual property rights in the Company's products; risks relating to results from clinical trials of the Company's products, which may be unfavorable or perceived as unfavorable; the Company's history of losses and significant accumulated deficit; risks associated with product liability claims, insurance and recalls; risks relating to use of the Company's products in unapproved circumstances, which could expose the Company to liabilities; risks relating to competition in the medical device industry, including the risk that one or more of the Company's competitors may develop more effective or more affordable products; risks relating to the Company's ability to achieve or maintain expected levels of market acceptance for the Company's products, as well as the Company's ability to successfully build its in-house sales capabilities or secure third-party marketing or distribution partners; the Company's ability to convince public payors and hospitals to include the Company's products on their approved products lists; risks relating to new legislation, new regulatory requirements and the efforts of governmental and third-party payors to contain or reduce the costs of healthcare; risks relating to increased regulation, enforcement and inspections of participants in the medical device industry, including frequent government investigations into marketing and other business practices; risks associated with the extensive regulation of the Company's products and trials by governmental authorities, as well as the cost and time delays associated therewith; risks associated with post-market regulation of the Company's products; health and safety risks associated with the Company's products and industry; risks associated with the Company's manufacturing operations, including the regulation of the Company's manufacturing processes by governmental authorities and the availability of two critical components of the Reducer; risk of animal disease associated with the use of the Company's products; risks relating to the manufacturing capacity of third-party manufacturers for the Company's products, including risks of supply interruptions impacting the Company's ability to manufacture its own products; risks relating to the Company's dependence on limited products for substantially all of the Company's current revenues; risks relating to the Company's exposure to adverse movements in foreign currency exchange rates; risks relating to the possibility that the Company could lose its foreign private issuer status under U.S. federal securities laws; risks relating to breaches of anti-bribery laws by the Company's employees or agents; risks associated with future changes in financial accounting standards and new accounting pronouncements; risks relating to the Company's dependence upon key personnel to achieve its business objectives; the Company's ability to maintain strong relationships with physicians; risks relating to the sufficiency of the Company's management systems and resources in periods of significant growth; risks associated with consolidation in the health care industry, including the downward pressure on product pricing and the growing need to be selected by larger customers in order to make sales to their members or participants; risks relating to the Company's ability to successfully identify and complete corporate transactions on favorable terms or achieve anticipated synergies relating to any acquisitions or alliances; risks relating to the Company's ability to successfully enter into fundamental transactions as defined in the Series C warrants issued pursuant to the 2017 Financings; anti-takeover provisions in the Company's constating documents which could discourage a third party from making a takeover bid beneficial to the Company's shareholders; and risks relating to conflicts of interests among the Company's officers and directors as a result of their involvement with other issuers. These risk factors and others relating to the Company are discussed in greater detail in the "Risk Factors" sections of the Company's Annual Information Form, which has also been filed on Form 6-K with the United States Securities and Exchange Commission (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on the Company's forward-looking statements. The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

SOURCE Neovasc Inc.

View original content: http://www.newswire.ca/en/releases/archive/March2018/28/c6716.html

%CIK: 0001399708

For further information: Chris Clark, Chief Financial Officer, Neovasc Inc., 604 248-4138, cclark@neovasc.com; Jeremy Feffer, LifeSci Advisors, LLC, 212-915-2568, jeremy@lifesciadvisors.com

CO: Neovasc Inc.

CNW 16:00e 28-MAR-18

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Neovasc Inc.
(Registrant)

Date: March 28, 2018	By:	/s/ Chris Clark
		Name:	Chris Clark
		Title:	Chief Financial Officer